

January 27, 2012

Via E-mail
Apostolos Tamvakakis
Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

    Re: National Bank of Greece S.A.
            Form 20-F for the Fiscal Year Ended December 31, 2010
            Filed June 23, 2011
            Form 20-F/A for the Fiscal Year Ended December 31, 2010
            Filed July 22, 2011
            Form 6-K filed August 31, 2011
            Form 6-K filed November 29, 2011
            File No. 001-14960

Dear Mr. Tamvakakis:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the year ended December 31, 2010
Non-Performing Loans, Allowance for Loan Losses and Loan Loss Experience, page 127

1. We note your response to prior comment three from our letter dated October 28, 2011. Please note that, beginning with your Form 20-F for the fiscal year ended December 31,

2011, disclosure of this information will be required by ASC 310-10-50-34. Therefore, as previously requested, please revise future filings to disclose this information.

<u>Critical Accounting Policies, Estimates and Judgments, page 141</u>
<u>Income Taxes, page 147</u>

2. We note your response to prior comment six from our letter dated October 28, 2011. The analysis you provided does not present sufficient detail or objective positive evidence to support that your deferred tax assets were more likely than not realizable under US GAAP or IFRS at December 31, 2010 and subsequent quarter ends. We note that you have significant negative evidence such as cumulative tax losses and tax losses for each of the three years ended December 31, 2010. We further note that your cumulative tax losses are due to expire within a relatively short period of time, i.e. by 2015. Accordingly, we believe you should address the following regarding your evaluation of whether your deferred tax assets as of December 31, 2010 and each subsequent quarter end were realizable in light of this significant negative evidence:

    - You state your plan was based in part on common macroeconomic and market assumptions about future periods that were prescribed by the Greek banking regulator versus your own assumptions for those factors. Please tell us the specific factors provided by your regulators compared to your own assumptions for those factors. Further, please tell us how heavily you relied on those as compared to how heavily you relied on the positive and negative factors you outlined in your response to bullet point three.

    - To the extent you are relying on specific tax planning strategies in lieu of or as a supplement to your forecasts of future taxable income, please explain to us the details of those tax planning strategies, including any disposals of assets or business lines. Please ensure your response specifically addresses the following: the steps that would need to be taken under such strategies, how those steps would affect your remaining future operations, and how those steps would affect your forecast plans.

    - You provided a comparison of your actual profits versus your projected profits for the years ended 2008, 2009 and 2010 in response to bullet point four. We note that, for each of these years, your projected profits far exceeded your actual results. Please tell us why you believe your projected taxable profits for the years ended 2011 through 2014 are reliable and realistic given the significant inaccuracy of your historical projected profits.

    - In light of the inherent difficulty in forecasting when the Greek economy will fully recover to pre-2008 levels, tell us in greater detail how you factored this uncertainty into your consideration of the significant inherent negative evidence such that you believe the positive evidence outweighs the negative evidence.

    - Your response implies that you believe the Greek economy will recover fully in the near term, and is in fact currently beginning to recover, from the economic downturn that began in 2008 and continued through 2010 and the third quarter of

2011. Please tell us in detail why you believe the Greek economy will fully recover to levels at or above those present prior to 2008 such that your projections for 2011 through 2014 appear assume a full recovery in 2011 and do not assume any negative effects of any austerity measures that are likely to be part of any PSI plan. Provide specific support for your conclusion.

- You state in your response to bullet point six that you will consider the developments during 2011 when performing your DTA impairment analysis under U.S. GAAP for the purposes of your next annual Form 20-F. Please tell us where you currently stand with this analysis, and whether you expect to take impairment on your DTA as of December 31, 2011. Note that the greater the uncertainty about the PSI plans and the state of the Greek economy, the more positive evidence is needed to support a conclusion that that no valuation allowance is needed and the more granular the disclosure of these judgments needs to be.

Allowance for Loan Losses, page 150

3. We note your response and proposed disclosure to prior comment seven from our letter dated October 28, 2011. Specifically as related to your write-off policy, please revise your future filings to discuss in greater detail how this modification of your policy affected the comparability of your credit quality ratios and trends. Please revise to quantify the impact on your allowance, credit quality ratios, and related trends if you had not made this policy modification to delay write-off.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Value-at-Risk (VaR), page 235

4. We note your response to prior comment 10 from our letter dated October 28, 2011 and your new proposed disclosure that indicates that your VaR model does not incorporate the credit spread of the Greek government bonds and other financial instruments, in respect of which the specific position risk (i.e. credit risk) is measured using the standardized methodology.   Please clarify whether you did not incorporate credit spread in your VaR model at all, or whether there is no credit spread above the risk free rate since they are Greek government bonds and, therefore, all interest rate risk for Greek government bonds incorporates the credit quality of Greek government bonds.

Item 18. Financial Statements
Note 12: Investment Securities, page F-37

5. We note your response to prior comment 14 from our letter dated October 28, 2011. We disagree with your conclusion that, under both IFRS and U.S. GAAP, the three separate and distinct transfers of securities from the trading classification in 2010 and 2011 were in response to a single, rare event in the form of the crisis in the Greek economy and

Greek bond market. We do not believe that multiple reclassifications in response to a single rare event are appropriate. Consequently, please revise your financial statements under IFRS and U.S. GAAP for 2010 and the interim periods of 2011 to reverse reclassifications of securities classified as trading occurring after the initial reclassification.

Note 14: Loans and Allowance for Loan Losses, page F-45

6. We note your response to prior comment 17 from our letter dated October 28, 2011, including your statement that you do not wish to include a roll forward of impaired loans in future filings. Given the magnitude of amounts transferred into and out of your impaired loans balance each period, we believe disclosure of this information is pertinent to readers and necessary to put your other disclosures in proper context. We would encourage disclosure in a tabular format similar to what is provided in your response, as it provides the most transparent disclosure. However, if you chose to present such information in a narrative format, we would not object as long as such disclosure quantifies each of these amounts individually.

Form 6-K furnished August 31, 2011
General

7. We note your response to prior comment 19 from our letter dated October 28, 2011. In reference to your disclosure on page F-35 of your December 31, 2010 Form 20-F, which states that you believe the credit risk associated with derivatives instruments is "minimal", please tell us in detail how you were able to support your conclusion. Specifically, quantify for us what your credit valuation adjustment (CVA) would have been for all periods under both IFRS and U.S. GAAP, and provide us with your materiality analysis that supports your belief that it was not significant to any period and that no CVA adjustment was necessary under IFRS or U.S. GAAP.

Form 6-K furnished November 29, 2011
Note 4. Credit provisions and other impairment charges, page 15

8. We note your response to prior comment 21 from our letter dated October 28, 2011. We continue to disagree with your conclusion that impairment was not warranted under IFRS for your post-2020 Greek Government Bonds (GGB) as of June 30, 2011. We believe that at June 30, 2011 there was objective evidence of significant financial difficulty of the issuer as well as a decrease in the fair value of the bonds. Also, the July 21, 2011 private sector initiative is indicative of a concession. Therefore, please revise your interim financial statements for the six months ended June 30, 2011 which were furnished on your Form 6-K filed August 31, 2011 to record impairment on all of your GGBs as of June 30, 2011, including your post-2020 GGBs.

9. We continue to disagree with your conclusion that, as of September 30, 2011, future cash flows and, thereby an appropriate impairment amount, cannot be "reliably estimated" as contemplated by paragraph 59 of IAS 39. Refer to paragraph 62 of IAS 39 which notes that even in situations where observable data are absent or limited, an entity is required to use its experienced judgment to estimate the amount of any impairment loss. The guidance further clearly states that the use of reasonable estimates is an essential part of the preparation of financial statements and does not undermine their reliability. Therefore, please revise your interim financial statements for the nine months ended September 30, 2011 which were furnished on your Form 6-K filed November 29, 2011 to record the further impairment of all of your GGBs, including your post-2020 GGBs, experienced between July 1 and September 30, 2011. Please provide us with your analysis of the impairment to explain how you determined your estimate of future cash flows for your bonds classified held-to maturity and the market value used for bonds classified as trading or available-for-sale.

10. We acknowledge that you have not filed financial statements under U.S. GAAP since the filing of your Form 20-F for the year ended December 31, 2010. In your response to prior comment 21 from our letter dated October 28, 2011, you indicate that you will provide updated impairment analysis and conclusions reflective of the terms of the PSI+ Agreement under U.S. GAAP for the year ended December 31, 2011. Please tell us the amount of the impairment charge you expect to take on all of your GGBs as of December 31, 2011 for U.S. GAAP purposes, along with an explanation for how it was computed, and provide us with your related proposed disclosures, including the impact that the impairment charge will have on your regulatory capital requirements.

Note 23: Reclassifications, page 27

11. We note your response to prior comment 24 from our letter dated October 28, 2011. To the extent you are able to support any portion of these transfers of securities pursuant to the comment above, please revise to disclose the nature and amount of the remaining securities, other than GGBs, that were reclassified during 2008 and 2010. In addition, tell us in detail and clearly disclose how you computed the impairment amounts in this section for each of the periods discussed, including 2008, 2010 and 2011. Clearly disclose your significant assumptions used in the estimation process, and any limitations you imposed on that process for purposes of the disclosures here.

12. Please revise your Management Discussion and Analysis in future filings to discuss the impact that reclassifying these securities to the held-to-maturity category had on your liquidity position and available liquid funds for each period end. Please provide us with your proposed disclosures.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director